EXHIBIT 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions)	2012	2011	2010	2009	2008
for the fiscal years ended September 30,
Income before taxes excluding equity in income of investees, noncontrolling interests of consolidated subsidiaries and capitalized interest	$2,609.6	$2,625.3	$2,050.2	$1,270.8	$2,219.6
Additions:
Dividends received from equity method investees	7.9	20.0	18.1	7.2	10.9
Interest on uncertain tax positions included in income before taxes	(0.3)	3.2	5.1	3.5	4.3
Fixed charges
Interest expense - excluding interest on deposits	45.4	53.7	18.4	6.4	30.0
Interest expense - deposits	2.9	4.1	4.7	6.1	8.9
Interest on uncertain tax positions not related to third party	0.3	(3.2)	(5.1)	(3.5)	(4.3)
Interest factor on rent[1]	19.5	20.7	22.2	19.6	19.2
Total fixed charges	68.1	75.3	40.2	28.6	53.8
Adjusted earnings	$2,685.3	$2,723.8	$2,113.6	$1,310.1	$2,288.6
Ratio of adjusted earnings to fixed charges including interest on deposits	39.4	36.2	52.6	45.8	42.5
Ratio of adjusted earnings to fixed charges excluding interest on deposits	41.1	38.2	59.4	58.0	50.8
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1        Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).